UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/09/2019___ AND ENDING ___12/31/2020___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
iM Global US Distributors LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 E. Franklin Avenue, Suite D

(No. and Street)

El Segundo	California	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Seeley   (310) 367-0543

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLC

(Name - *if individual, state last, first, middle name*)

290 West Mount Pleasant Avenue, Suite 3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
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OATH OR AFFIRMATION

I, __Jeffrey Seeley_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __iM Global US Distributors, LLC_____, as of __December 31_____, 2020, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Deputy CEO-Chief Operating Officer_____
Title

_____
Notary Public

BRYAN CORRADO
Notary Public – California
Los Angeles County
Commission # 2229090
My Comm. Expires Feb 17, 2022

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



iM Global US Distributors, LLC

Financial Statement

December 31, 2020

Table of Contents

I. Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
iM Global US Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of iM Global US Distributors, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of iM Global US Distributors, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of iM Global US Distributors, LLC's management. Our responsibility is to express an opinion on iM Global US Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to iM Global US Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as iM Global US Distributors, LLC's auditor since 2019.
Livingston, New Jersey
February 22, 2021

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

II. Statement of financial condition

Year Ended December 31, 2020
(Expressed in United States dollars)

ASSETS	$
Cash	170,376
Due from related parties	83,566
Prepaid expenses and other assets	35,269
Total assets	**289,211**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	40,040
Due to related parties	30,344
Total liabilities	**70,384**
Member's equity	218,827
Total liabilities and member's equity	**289,211**

See notes to statement of financial condition

III.   Notes to Statement of Financial Condition

A. Nature of operations and basis presentation

Nature of Operations

iM Global US Distributors, LLC (the "Company") is a Delaware limited liability company formed on December 5, 2018 that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA to operate as a registered broker dealer on October 9, 2019. The Company's operations consist primarily of providing marketing and distribution services to financial intermediaries and institutions.

The Company is a wholly-owned subsidiary of iM Global Partner SAS (the "Parent"). Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee. Pursuant to the Company's limited liability agreement, the Company will continue indefinitely, or at such earlier time as determined by the member.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

This financial statement was approved by management and available for issuance on February 22, 2021. Subsequent events have been evaluated through this date.

Financial support

The Company has an agreement with the Parent, whereby the Parent, has committed to provide financial support to the Company in an amount sufficient to satisfy its obligations when due and fund its operations as needed, until at least February 26, 2022.

B. Summary of significant accounting policies

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The revenue recognition guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services (i.e., the transaction price). When determining the transaction price under the new revenue guidance, an entity may recognize variable consideration only to the extent that it is probable to not be significantly reversed. The new revenue guidance also requires improved disclosures to help users of the financial statement better understand the nature, amount, timing, and uncertainty of revenue that is recognized.

The Company provides advisory and marketing services and receives revenue for these under an advisory and marketing contracts. These revenue streams are recognized when control of these products or services is transferred to its customers (affiliates), in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of service provided.

Income Taxes

The Company has elected to be treated as a corporation for tax purposes and, as such, is liable for federal or state income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables from related parties is not significant, accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

C. Related-party transactions

All revenues are generated from intragroup arrangements and rebilling with iM Global Partner Group affiliates.

The Company has an expense sharing agreement with its Parent, whereby the Parent provides certain administrative services in connection with the Company's operations. In exchange for these administrative services, the Company is billed a representative allocation of direct expenses based on the time allocated by registered personnel to the Company's broker dealer activities plus a monthly fixed overhead charge.

At December 31, 2020, total fees owed to the Parent was approximately $30,000.

D. Equity

At December 31, 2020, the Company has one class of membership units allocated amongst one member.

E. Income tax

The Company has established valuation allowance as they deemed it more likely than not to realize the deferred tax asset. The valuation allowance increased by approximately $189,000 at December 31, 2020.

F. Concentration of credit risk

The Company is engaged in brokerage and distribution activities in which counterparties are primarily mutual fund companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product. Under ASC 326, the Company has evaluated the creditworthiness of client counterparties and issuers of financial products and determined that credit risk is minimal, hence, no allowance for credit losses was established for the year ended December 31, 2020.

Risks and Uncertainties

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

G. Net capital requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or 8 to 1 in the first year of operation. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020 the Company had net capital of $121,148 which $116,148 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.41 to 1.

H. Subsequent events

The Company evaluates events occurring after the date of the balance sheet through February 22, 2021, the date this financial statement was available for issuance, for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.